Paul J. Masschelin Senior Vice-President Finance and Administration (403) 237-4304

November 12, 2014

Mr. Brad Skinner

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

U.S.A.

Re:	Imperial Oil Limited

Form 10-K for the Fiscal Year ended December 31, 2013

Filed February 26, 2014

Response Letter Dated September 15, 2014

File No. 000-12014

Dear Mr. Skinner:

On behalf of Imperial Oil Limited, please find enclosed our response to your comments regarding the above filing set forth in your letter of October 16, 2014. We appreciate your agreement to extend the timing of our response pursuant to the October 20, 2014, letter from Mr. Randy Gillis.

If you require further clarification, please contact Mr. Randy Gillis, Assistant Controller who can be reached at 587.476.3211 (email: randy.gillis@esso.ca) or me.

Yours truly,

/s/ Paul J. Masschelin

Attachment

cc:         R.D. Gillis

Imperial Oil Limited    237 Fourth Avenue S.W.    PO Box 2480, Station M    Calgary, AB T2P 3M9

Mr. B. Skinner

U.S. Securities & Exchange Commission

September 15, 2014

Response to Form 10-K comment

Business, page 3

Oil and gas production, production prices and production costs, page 6

1.	We note your response indicating disclosure of production volumes on a per day basis is in compliance with the requirements of Item 1204(a) of Regulation S-K. Item 1204(a) requires you to disclose “for each of the prior three fiscal years … production, by final product sold”. We believe that this language contemplates disclosure of total annual amounts of production, and not daily production rates. Please revise your disclosure accordingly. You may also disclose daily production volumes, if you so choose.

Response

We continue to believe that disclosure of production volumes on a per day basis is in compliance with the requirements of Item 1204(a) of Regulation S-K since a specific unit of measurement is not referenced in the said Item. It is noteworthy that the ten largest TSX-NYSE registrants by market capitalization in the Canadian oil and gas industry, which includes Imperial Oil, all reported production volumes on a per day basis in their 2013 SEC regulatory filings.

Average daily production volumes have been widely accepted and used by the investment community, and we do not believe that the additional disclosure of annual production volumes would be useful for investors. Average daily production volumes not only provide a common basis for investors to compare results across the industry, but also enable meaningful comparisons between periods that have a different number of days. This presentation also reflects the long-standing practice of both company management and investors in the oil and gas industry of assessing upstream production performance on a per day basis.

Imperial Oil’s reported daily production volumes are calculated by dividing total production volumes for the reporting period by the number of calendar days in that reporting period. In response to the staff’s comment, beginning in the 2014 Form 10-K, for tables titled “Average daily production”, we will add a footnote to explain the above-stated methodology on which our reported daily production volumes are calculated. An example is depicted in the following table:

Average daily production of oil

The company’s average daily oil production by final products sold during the three years ended December 31, 2013 was as follows. All reported production volumes were from Canada.

thousands of barrels per day (a)		2013	2012	2011
Bitumen (b):	– gross (c)	169	154	160
	– net (d)	142	123	120
Synthetic oil (e):	– gross (c)	67	72	72
	– net (d)	65	69	67
Liquids:	– gross (c)	25	24	23
	– net (d)	20	18	17
Total:	– gross (c)	261	250	255
	– net (d)	227	210	204

(a)	Barrels per day metric is calculated by dividing the volume for the period by the number of calendar days in the period.
(b)	The company’s bitumen production volumes included production volumes from the Cold Lake operation for all years presented in the table above and, beginning in 2013, also included production volumes from the Kearl initial development (16,000 barrels per day gross, 15,000 net).
(c)	Gross production is the company’s share of production (excluding purchases) before deduction of the mineral owners’ or governments’ share or both.
(d)	Net production is gross production less the mineral owners’ or governments’ share or both.
(e)	The company’s synthetic oil production volumes were from the company’s share of production volumes in the Syncrude joint venture.